Exhibit 99.1

KBS Fashion Group Limited Announces it has Signed Letter of Online Sales via 16993.com of Jiangsu Spring Fountain Networks Technology Limited and Possible Further Investment Relationship

SHISHI, CHINA / ACCESSWIRE / August 17, 2016 / KBS Fashion Group Limited (the "Company" or (NASDAQ:KBS) announces it has signed a Letter of sales online via 16993.com, a O2O platform provided by Jiangsu Spring Fountain Networks Technology Limited, which currently has 16 million existing users.

The 16993.com platform is a brand new and innovative O2O platform. It has the competitive advantage which is allowing its clients to place orders online and immediately enjoy the goods and services off-line at any of their business partner outlets. Their existing business partners include famous restaurants, elegant SPA, superior holiday tour, cosmetic and saloon, KTV and cinemas etc. 16993.com evolves from a regional living concept of O2O, offering high quality value of goods and services at a lower costs via internet. Main business partners of 16993.com includes KFC, Soup Casa, Papa John's Pizza, Japanese Jitao Handhold Sushi, Jinyu Cinema and other specialty stores etc. 16993.com is capable of creating and promoting new attractions online such as events or personnel that could represent KBS in creating the awareness to extend the target customers from corporate entities to respective individuals and bringing them to the retail outlets / stores to fortify the economic model of B2B, B2C and O2O throughout entire China, PRC.

KBS's strategy is to access new markets and we are always looking for new opportunities to expand our business through online sales. The sales via 16993.com allows fashion lovers to have the conveniences to access KBS' products. The commencement of assessing new markets and online sales will contribute to another stream of revenue in next stage.

After the first step of cooperation with Jiangsu Spring Fountain Networks Technology Limited, we may have further cooperation in the near future and upgrade to an investment relationship. Additional details of the transaction will be disclosed if and when a definitive agreement is executed by the parties. There is no assurance that the transaction will be eventually consummated.

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network stores and over a number of multi-brand stores. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Forward-Looking Statements

This press release includes certain statements that are not descriptions of historical facts, but are forward-looking statements in nature within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned that any such forward-looking statements are not guarantees of future performance and that a number of risks and uncertainties could cause our actual results to differ materially from those anticipated, expressed or implied in the forward-looking statements. These risks and uncertainties include, but not limited to, the factors mentioned in the "Risk Factors" section in our other reports filed with the Securities and Exchange Commission ("SEC"). Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system (EDGAR) at http://www.sec.gov. The words "believe," "expect," "anticipate," "project," "targets," "optimistic," "intend," "aim," "will" or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The Company assumes no obligation and does not intend to update any forward-looking statements, except as required by law.

For more information, please contact:

Lisa Tu, CFO

Themis Kalapotharakos, Corporate Business Development Director

KBS Fashion Group Limited

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